Exhibit 99.1

Preem Holdings AB (publ) and Affiliates Announce Refinancing of Indebtedness

Preem Holdings AB (publ) (the “Company”) and its affiliates recently announced that they plan to refinance certain of their existing indebtedness.  The indebtedness proposed to be refinanced includes (collectively, the “Debt Refinancing”):  (i) the 10-5/8% Senior Secured Notes due 2011 that were issued in 2001 by the Company of which €305 million is currently outstanding (the “Preem Holdings Notes”), (ii) the Floating Rate Split Coupon Notes due in 2010 that were issued by Corral Investment AB (publ), the direct parent of  the Company (“Corral”), of which €410 million and $150 million, respectively, is currently outstanding (the “Corral Notes”), and (iii) all amounts due under the Preem Petroleum AB (publ) (“Preem Petroleum”) €300 million credit facility guaranteed by the Guarantor under which $50 million has been drawn down as of the date hereof.  The Preem Holdings Notes and the Corral Notes will be redeemed upon the terms specified in the attached press releases.

In addition, Preem Petroleum has commenced an offer (the “Tender Offer”) to purchase for cash any and all of its €100 million outstanding 9% Senior Subordinated Notes due 2014 which were originally issued in 2004 and guaranteed by the Company (the “Preem Petroleum Notes”) from the existing holders thereof.  In conjunction with the Tender Offer, Preem Petroleum is also soliciting from the holders of the Preem Petroleum Notes consents to the adoption of certain proposed amendments to the indenture (the “Indenture”) under which the Preem Petroleum Notes were issued (the “Consent Solicitation”).  The purpose of the Tender Offer is to acquire any and all of the outstanding Preem Petroleum Notes and eliminate the associated interest expense.  The purpose of the Consent Solicitation and the proposed amendments is to eliminate or modify: substantially all of the restrictive covenants relating to Preem Petroleum and the Company, certain requirements that must be satisfied in order for Preem Petroleum to legally defease and discharge Preem Petroleum Notes, certain reporting obligations, certain events of default and related provisions governing the actions of Preem Petroleum and the Company contained in the Indenture.  Following the successful completion of the Tender Offer and Consent Solicitation, Preem Petroleum may legally defease and discharge any remaining outstanding Preem Petroleum Notes issued under the Indenture as modified by the supplemental indenture which is the subject of the Consent Solicitation.  Further details relating to the Tender Offer and Consent Solicitation can be found in the attached press release attached as Exhibit 99.3.

The Company and its affiliates intend to fund the Debt Refinancing, Tender Offer and Consent Solicitation with the proceeds of planned borrowings under new $2.1 billion bridge credit facilities by and among the Company, Preem Petroleum, Corral, and Corral Petroleum Holdings AB (publ), the direct parent of Corral, each as borrowers, and certain banks as lenders.

The Debt Refinancing is expected to be consummated on April 4, 2006 (the “Settlement Date”).  The payment of the consideration in connection with the Tender Offer and Consent Solicitation is also expected to be received by the tendering holders of the Preem Petroleum Notes on the Settlement Date.